KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

November 16, 2020

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	American Hospitality Properties REIT, Inc.

Offering Statement on Form 1-A
Post Qualification Amendment No. 2
Filed August 24, 2020
File No. 024-10999

Dear Ms. Gorman:

This letter is submitted on behalf of American Hospitality Properties REIT, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Post-Qualification Amendment No. 2 on Form 1-A filed on August 24, 2020 (the “PQA”), as set forth in your letter dated August 13, 2020 addressed to Mr. W.L. “Perch” Nelson, Chief Executive Officer (the “Comment Letter”).  The Company is concurrently filing Post-Qualification Amendment No. 3 (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the PQA, and page references in the response refer to the Amendment.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

Post Qualification Amendment No. 2 to Offering Statement Form 1-A

Cover Page

1.	We note your response to prior Comment No. 1. Please revise your disclosure in accordance with the period reflected in Rule 251(d)(3)(i)(F).

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page to reflect that the offering will terminate, at the latest, on July 19, 2022.

November 16, 2020 Page 2

Plan of Distribution, Page 36

2.	We note your response to prior comment 6. However, your disclosure continues to indicate that you are not relying on underwriters or broker-dealers. Please revise your disclosure in this section and throughout the filing to reflect that JCC Advisors, LLC is the dealer manager of your offering.

Response: In response to the Staff’s comment, the Company has revised the language throughout the document to make clear that there is a dealer manager for this offering. The disclosure has also been revised to reflect that KCD Financial, Inc. has replaced JCC Advisors LLC as the dealer manager of the offering.

Estimated Use of Proceeds, page 43

3.	We note your response to prior comments 2 and 5. Please provide a detailed breakdown of how the proceeds from the sale of shares have been used to date. We note your disclosure on the cover page that you have sold $3,883,084 in shares; however, your disclosure on page 64 states that you have “$1,214,488 in assets, consisting of cash and other assets.” Additionally, we note that you have delayed your election to become a REIT until the end of 2021. Because you previously stated in your offering circular that you contemplated qualifying as a REIT in 2019, please disclose any material impact that this may have on your current investors, including appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has provided the requested disclosure on page 43 under the caption “Estimated Use of Proceeds.” The Company has also added a risk factor on page 8 entitled “The Company has made only one real estate investment with the offering proceeds” to identify the risk to investors from the Company’s use of the initial proceeds of the offering.

In addition, the Company respectfully advises the Staff that delaying the election to become a REIT until the tax year ending December 31, 2021 will not have a material impact on the Company’s current investors. Accordingly, the Company does not believe any additional risk factor disclosure is warranted.

Prior Performance Summary, page 62

4.	We note your response to prior Comment 3. Although you provided disclosure regarding three funds, your filing reflects that the Manager manages five funds. Please revise to include the disclosure required by Item 8 of Guide 5. For reference, see CF Disclosure Guidance: Topic No. 6.

Response: In response to the Staff’s comment, the Company has revised the language under the heading “Prior Performance Summary” to include the requested disclosure.

November 16, 2020 Page 3

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	W.L. “Perch” Nelson

American Hospitality Properties REIT, Inc.